SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 16, 2003


                           ---------------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                           ---------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the
                       Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the
                       Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:  Press release "Turkcell increases subscription base by 29% to 15.7 million" dated January 16, 2003.

TURKCELL

                                                           FOR IMMEDIATE RELEASE

            TURKCELL INCREASES SUBSCRIBER BASE BY 29% TO 15.7 MILLION

Istanbul, Turkey: January 14, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced a 29% increase in its overall customer base to 15.7 million as of December 31, 2002, from 12.2 million subscribers as of December 31, 2001.

In the last quarter of 2002, Turkcell acquired approximately 843,000 net new subscribers, raising the total number of its mobile subscribers to 15.7 million as of December 31, 2002, up from 14.9 million subscribers at September 30, 2002. The overall subscriber base consisted of 4.7 million postpaid and 11.0 million prepaid subscribers as of year-end 2002. New gross subscribers acquired in 2002 consisted of 90% prepaid and 10% postpaid subscribers.

Mr. Muzaffer Akpinar, CEO, noted that Turkcell's strong business dynamics combined with improved consumer sentiment in 2002 provided the Company with increased subscriber growth compared to 2001, despite continued political and economic volatility in 2002. "Our subscriber growth in 2002 was ahead of our initial expectations and we were able to acquire the majority of new subscribers in the Turkish mobile market in 2002 as a result of our customer focused strategies, consumer friendly services and innovative business approach" Mr. Akpinar said.

Turkcell targets a modest growth in its subscriber base in 2003. However, further instability in the region, agressive pricing by its competitors and potential change in Turkey's macroeconomic policies may impact Turkcell's business plan in 2003. Realization of one or more of these risks may result in a less favorable business environment for Turkcell. Turkcell plans to monitor the market conditions carefully and take necessary actions to remain competitive and maintain its leadership position in the market during 2003.

                               www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 15.7 million postpaid and prepaid customers as of Dec 31, 2002. Turkcell had revenues of US$ 1,469.0 million and adjusted EBITDA of US$534.2 million as of Sep 30, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants as of Sep 30, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:

Turkcell                               Citigate Dewe Rogerson

Investors:                             Europe
----------                             ------
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500                  Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr Tel: +44 20 7282 2934
                                       Email: kate.delahunty@citigatedr.co.uk
                                              Oskar.yasar@citigatedr.co.uk
Mehmet Sezgin, Investor Relations
Tel: +90 212 313 1290
Email: mehmet.sezgin@turkcell.com.tr   United States
                                       -------------
                                       Victoria Hofstad/Patrick Hughes
investor.relations@turkcel1.com.tr     Tel: +1 212 688 6840
                                       Email: victoria.hofstad@citigatedr-ny.com
                                              patrick.hughes@citigatedr-ny.com
Media:
------
Zuhal Seker, Corporate Communications
Tel: +90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: +90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date: January 16, 2003                       By: /s/ MUZAFFER AKPINAR    ]
                                                 ------------------------
                                             Name:  Muzaffer Akpinar
                                             Title: Chief Executive Officer